Filed Pursuant to Rule 424(b)(1)
Registration No. 333-140601

$100,000,000

CULLEN/FROST BANKERS, INC.

5.75% Fixed-to-Floating Rate Subordinated Notes Due February 15, 2017

We will issue an aggregate of $100 million principal amount of our 5.75% Fixed-to-Floating Rate Subordinated Notes Due February 15, 2017, which we refer to as the “notes.”

The notes will bear interest from and including February 15, 2007 to but excluding February 15, 2012 at the rate of 5.75% per annum, payable semi-annually on each February 15 and August 15, commencing on August 15, 2007. From and including February 15, 2012, to but excluding the maturity date or date of earlier redemption, the notes will bear interest at a rate per annum equal to three-month LIBOR for the related interest period plus 0.53%, payable quarterly on each February 15, May 15, August 15 and November 15, commencing May 15, 2012.

The notes are subordinated in right of payment to all our senior indebtedness and effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries. As of December 31, 2006, we had minimal outstanding indebtedness that would rank senior to the notes, excluding obligations of our subsidiaries. As of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $11.86 billion. The indenture pursuant to which we will issue the notes does not limit the amount of additional senior or subordinated indebtedness we may incur.

The notes cannot be accelerated except in the event of bankruptcy or the occurrence of certain other events of bankruptcy, insolvency or reorganization.

The notes mature on February 15, 2017. We may elect to redeem the notes (subject to regulatory approval), in whole or in part, on any interest payment date on or after February 15, 2012 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.

You should carefully consider the risk factors beginning on Page 5 of this prospectus and contained in our Annual Report on Form 10-K incorporated by reference herein in determining whether to invest in the notes.

The notes are our unsecured obligations. The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	99.91%	$99,910,000

Underwriting discount	0.65%	$650,000

Proceeds, before expenses, to us	99.26%	$99,260,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from February 15, 2007 and must be paid by the purchasers if the notes are delivered after February 15, 2007. The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on February 15, 2007.

LEHMAN BROTHERS
CITIGROUP
JPMORGAN
KEEFE, BRUYETTE & WOODS

The date of this Prospectus is February 12, 2007

Capitalization	10
Description of the Notes	11
Book-Entry System	22
ERISA Considerations	25
Underwriting	26
Validity of the Notes	28
Experts	28

You should rely only on information contained in this prospectus or information incorporated by reference in this prospectus to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

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ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or “SEC.” The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC office mentioned under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Cullen/Frost,” “we,” “us,” “our” or similar references mean Cullen/Frost Bankers, Inc. and its subsidiaries.

Unless otherwise stated, currency amounts in this prospectus are stated in United States dollars.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Cullen/Frost, that file electronically with the SEC. The address of that site is http://www.sec.gov. Cullen/Frost’s Internet address is http://www.frostbank.com. The information on these web sites is not a part of this document. You can also inspect reports, proxy statements and other information about Cullen/Frost at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future (file No. 001-13221) under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 2, 2007.

•	Definitive Proxy Statement on Schedule 14A for the 2006 annual shareholders’ meeting, filed on March 27, 2006.

You can obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC’s Internet website at the address listed above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Cullen/Frost Bankers, Inc.

Attention: Investor Relations

100 West Houston Street

San Antonio, Texas 78205

(210) 220-4011

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SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the notes. You should read this entire prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information.”

Cullen/Frost Bankers, Inc.

Cullen/Frost is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries, a broad array of products and services throughout numerous Texas markets. Cullen/Frost offers commercial and consumer banking services, as well as trust and investment management, investment banking, insurance brokerage, leasing, asset-based lending, treasury management and item processing services. At December 31, 2006, Cullen/Frost had consolidated total assets of $13.2 billion and was one of the largest independent bank holding companies headquartered in the State of Texas.

Cullen/Frost is a Texas business corporation incorporated in 1977. Our principal office is located at 100 W. Houston Street, San Antonio, Texas 78205, and our telephone number is (210) 220-4011.

The Offering

Issuer	Cullen/Frost Bankers, Inc.

Securities Offered	$100 million aggregate principal amount of 5.75% Fixed-to-Floating Rate Subordinated Notes Due February 15, 2017

Offering Price	99.91% of the principal amount, plus accrued interest, if any, from February 15, 2007

Maturity Date	February 15, 2017

Interest Rate & Payment Dates

We will pay interest on the notes as follows:

•     from and including February 15, 2007 to but excluding February 15, 2012, the notes will bear interest at a rate equal to 5.75% per annum, payable semi-annually on each February 15 and August 15 (calculated on the basis of a 360 day year having twelve 30-day months); and

•     from and including February 15, 2012, to but excluding the maturity date or date of earlier redemption, the notes will bear interest at a rate per annum equal to three-month LIBOR for the related interest period plus 0.53%, payable quarterly on each February 15, May 15, August 15 and November 15, commencing May 15, 2012 (calculated on the basis of a 360-day year and the number of days actually elapsed).

Three-month LIBOR for each applicable interest period will be the offered rate per annum for three-month deposits in U.S. dollars as that rate appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the relevant interest determination date, except as otherwise determined by the calculation agent in the manner described under “Description of the Notes — Maturity; Interest” below.

First Interest Payment Date	August 15, 2007

Regular Record Dates	The last day of the month immediately preceding a month in which an interest payment date falls.

Interest Reset Date	Each February 15, May 15, August 15 and November 15, commencing on February 15, 2012.

Interest Period	The initial interest period will be the period from and including February 15, 2007 to, but excluding, August 15, 2007 and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date.

Interest Determination Date	Interest on the notes on and after February 15, 2012 will be determined two London business days (as defined below) before the interest reset date that is the first day of each interest period.

Business Day	Any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York.

Ranking

The notes will be our unsecured obligations subordinated in right of payment to all our senior indebtedness and effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries. As of December 31, 2006, we had minimal outstanding indebtedness that would rank senior to the notes, excluding obligations of our subsidiaries. As of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $11.86 billion.

The indenture does not limit the amount of additional senior or subordinated indebtedness we may incur.

Events of Default; Defaults

The bankruptcy or occurrence of certain other events of bankruptcy, insolvency or reorganization relating to Cullen/Frost Bankers, Inc. or The Frost National Bank (“Frost Bank”). We refer to these events as “events of default.”

Neither the trustee nor the holders may act to accelerate the maturity of the notes if we fail (1) to pay principal of or any premium on the notes when due, (2) to pay any interest on the notes when due (subject to a 30 day cure period) or (3) to perform any covenant in the indenture. We refer to these events as “defaults.”

Redemption	We may elect to redeem the notes (subject to regulatory approval), in whole or in part, on an interest payment date on or after February 15, 2012 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.

Sinking Fund	There is no sinking fund.

Defeasance	The notes are subject to our ability to choose “Full Defeasance” and “Covenant Defeasance” as described under “Description of the Notes — Defeasance and Covenant Defeasance.”

Repayment at Option of Holder	None.

Global Note; Book-Entry System	The notes will be issued only in fully registered form without interest coupons and only in denominations of $1,000 and integral multiples of $1,000. The notes will be evidenced by a global note deposited with the trustee for the notes, as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global note will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants. See “Book-Entry System.”

Use of Proceeds	We will use the net proceeds from this offering to finance, in part, the redemption of our outstanding $100,000,000 principal amount 8.42% Junior Subordinated Deferrable Interest Debentures, Series A due 2027, held of record by Cullen/Frost Capital Trust I. See “Use of Proceeds.”

Indenture and Indenture Trustee	The notes will be issued under an indenture, to be dated as of February 15, 2007, with The Bank of New York, as trustee.

Calculation Agent	The Bank of New York

No Listing	The notes will not be listed on any national securities exchange.

CULLEN FROST BANKERS, INC.

Cullen/Frost, a Texas business corporation incorporated in 1977, is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries, a broad array of products and services throughout numerous Texas markets. Cullen/Frost offers commercial and consumer banking services, as well as trust and investment management, investment banking, insurance brokerage, leasing, asset-based lending, treasury management and item processing services. At December 31, 2006, Cullen/Frost had consolidated total assets of $13.2 billion and was one of the largest independent bank holding companies headquartered in the State of Texas.

Cullen/Frost’s philosophy is to grow and prosper, building long-term relationships based on top quality service, high ethical standards, and safe, sound assets. Cullen/Frost operates as a locally-oriented, community-based financial services organization, augmented by experienced, centralized support in select critical areas. Cullen/Frost’s local market orientation is reflected in its regional management and regional advisory boards, which are comprised of local business persons, professionals and other community representatives, that assist Cullen/Frost’s regional management in responding to local banking needs. Despite this local market, community-based focus, Cullen/Frost offers many of the products available at much larger money-center financial institutions.

Cullen/Frost serves a wide variety of industries including, among others, energy, manufacturing, services, construction, retail, telecommunications, healthcare, military and transportation. Cullen/Frost’s customer base is similarly diverse. Cullen/Frost is not dependent upon any single industry or customer.

Cullen/Frost’s operating objectives include expansion, diversification within its markets, growth of its fee-based income, and growth internally and through acquisitions of financial institutions, branches and financial services businesses. Cullen/Frost seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. Cullen/Frost regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of Cullen/Frost’s tangible book value and net income per common share may occur in connection with any future transaction.

Cullen/Frost’s executive offices are located at 100 West Houston Street, San Antonio, Texas 78205, and its telephone number is (210) 220-4011.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

This prospectus may contain or incorporate statements that are “forward-looking statements.” These statements can be identified by the use of forward-looking language such as “will likely result,” “may,” “are expected to,” “is anticipated,” “estimate,” “projected,” “intends to” or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to, the items listed under the heading “Forward-Looking Statements and Factors that Could Affect Future Results” in Item 7 in the Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 2, 2007. We specifically incorporate by reference into this prospectus the information under that heading. See “Where You Can Find More Information” for more information on other documents that we incorporate by reference into this prospectus.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made or incorporated by reference in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. You should refer to Cullen/Frost’s periodic and current reports filed with the SEC for specific risks that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

In addition to the risk factors set forth below, we also specifically incorporate by reference into this prospectus the section captioned “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 2, 2007.

Holders of our senior indebtedness will get paid before you will get paid

Our obligations to you under the notes are unsecured and will be junior in right of payment to all of our future senior debt. This means that we cannot make any payments on notes if we are in default on any of our senior indebtedness then outstanding. Therefore, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior obligations in full before any payments may be made on the notes.

As of December 31, 2006, we had minimal outstanding indebtedness that ranked senior to the notes, excluding obligations of our subsidiaries. The indenture pursuant to which the notes will be issued does not limit our ability to incur additional indebtedness, including secured debt and other debt that ranks senior in priority of payment to the notes. At December 31, 2006, Cullen/Frost Bankers, Inc. had no subordinated debt outstanding, other than debt issued by us to financing trust subsidiaries that have issued trust preferred securities and our subordinated guarantee of a subsidiary’s debt (each of which will rank junior to the notes).

For more information, see “Description of the Notes — Subordination.”

The notes are our obligations and not obligations of our subsidiaries and will be effectively subordinated to the claims of our subsidiaries’ creditors

The notes are exclusively our obligations and not those of our subsidiaries. We are a holding company that conducts substantially all of our operations through our bank and non-bank subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. If we do not receive sufficient cash dividends and other distributions from our subsidiaries, it is unlikely that we will have sufficient funds to make payments on the notes.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans or other payments. In addition, any dividend payments, distributions, loans or advances to us by our subsidiaries in the future will require the generation of future earnings by our subsidiaries and may require regulatory approval. There are various regulatory restrictions on the ability of our bank subsidiary, Frost Bank, to pay dividends or make other payments to us. At December 31, 2006, Frost Bank could pay a total of approximately $180.6 million in dividends to us and maintain its status as well-capitalized without prior regulatory approval.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise will generally be subject to the prior claims of creditors of that subsidiary. Your ability as a holder of the notes to benefit indirectly from that distribution also will be subject to these prior claims. The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. Therefore, you should look only to our assets for payments on the notes. At December 31, 2006, our subsidiaries had, in the aggregate, outstanding debt and other liabilities, including deposits, of approximately $11.86 billion that would effectively rank senior to the notes in case of liquidation or otherwise.

The notes are subject to limited rights of acceleration

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency, whether voluntary or involuntary, of us or Frost Bank. Thus, you have no right to accelerate the payment of principal on the notes if we fail to pay interest on the notes or if we fail in the performance of any of our other obligations under the notes.

The notes are not insured

The notes are our unsecured obligations. The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental agency.

You may be unable to sell the notes because there is no public trading market for the notes

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or included in any automated quotation system. Consequently, the notes will be relatively illiquid and you may be unable to sell your notes. Although the representative of the underwriters has advised us that, following completion of the offering of the notes, the underwriters currently intend to make a market in the notes, they are not obligated to do so and may discontinue any market-making activities at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each of the five years in the five-year period ended December 31, 2006. For purposes of computing these ratios, earnings represent net income, plus total taxes based on income, plus fixed charges. Fixed charges include interest expense (ratios are presented both excluding and including interest on deposits), the estimated interest component of net rental expense and amortization of debt expense.

	Year Ended December 31,
	2006	2005	2004	2003	2002
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	5.32	6.59	8.82	9.91	8.21
Including interest on deposits	2.29	2.99	4.17	4.26	3.24

USE OF PROCEEDS

The net cash proceeds to us from the sale of the notes will be approximately $98.7 million (after deducting estimated discounts and commissions and estimated offering expenses). We will use the net cash proceeds from this offering to finance, in part, the redemption of our outstanding $103.1 million principal amount 8.42% Junior Subordinated Deferrable Interest Debentures, Series A due February 1, 2027, held of record by Cullen/Frost Capital Trust I, with the remaining amount needed for the redemption to come from available working capital. Certain of the underwriters and their affiliates may hold a portion of the trust preferred securities relating to the Junior Subordinated Deferrable Interest Debentures and, accordingly, may receive a portion of the proceeds of this offering.

SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from our and our subsidiaries’ audited financial statements as of and for the five years ended December 31, 2006. The following consolidated financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes incorporated by reference into this prospectus. See “Where You Can Find More Information.” All of our acquisitions during the periods presented were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with our results of operations since their respective dates of acquisition. Certain items in prior years have been reclassified to conform to the current presentation. Dollar amounts, except per share data, and common shares outstanding are in thousands.

	As of or for the Year Ended December 31,
	2006	2005	2004	2003	2002
Consolidated Statements of Income
Interest income:
Loans, including fees	$502,657	$359,587	$249,612	$233,463	$265,514
Securities	144,501	131,943	135,035	125,778	120,221
Interest-bearing deposits	251	150	63	104	172
Federal funds sold and resell agreements	36,550	18,147	8,834	9,601	3,991

Total interest income	683,959	509,827	393,544	368,946	389,898
Interest expense:
Deposits	155,090	78,934	39,150	37,406	55,384
Federal funds purchased and repurchase agreements	31,167	16,632	5,775	4,059	5,359
Junior subordinated deferrable interest debentures	17,402	14,908	12,143	8,735	8,735
Subordinated notes payable and other borrowings	11,137	8,087	5,038	4,988	6,647

Total interest expense	214,796	118,561	62,106	55,188	76,125

Net interest income	469,163	391,266	331,438	313,758	313,773
Provision for possible loan losses	14,150	10,250	2,500	10,544	22,546

Net interest income after provision for possible loan losses	455,013	381,016	328,938	303,214	291,227
Non-interest income:
Trust fees	63,469	58,353	53,910	47,486	47,463
Service charges on deposit accounts	77,116	78,751	87,415	87,805	78,417
Insurance commissions and fees	28,230	27,731	30,981	28,660	25,912
Other charges, commissions and fees	28,105	23,125	22,877	22,522	21,446
Net gain (loss) on securities transactions	(1)	19	(3,377)	40	88
Other	43,828	42,400	33,304	28,848	27,643

Total non-interest income	240,747	230,379	225,110	215,361	200,969
Non-interest expense:
Salaries and wages	190,784	166,059	158,039	146,622	139,227
Employee benefits	46,231	41,577	40,176	38,316	34,614
Net occupancy	34,695	31,107	29,375	29,286	28,883
Furniture and equipment	26,293	23,912	22,771	21,768	22,597
Intangible amortization	5,628	4,859	5,346	5,886	7,083
Other	106,722	99,493	89,323	84,157	79,738

Total non-interest expense	410,353	367,007	345,030	326,035	312,142
Income from continuing operations before income taxes:	285,407	244,388	209,018	192,540	180,054
Income taxes	91,816	78,965	67,693	62,039	57,821
Income from continuing operations	193,591	165,423	141,325	130,501	122,233
Loss from discontinued operations, net of tax	—	—	—	—	(5,247)

Net income	$193,591	$165,423	$141,325	$130,501	$116,986

	As of or for the Year Ended December 31,
	2006	2005	2004	2003	2002
Per Common Share Data:
Basic:
Income from continuing operations	$3.49	$3.15	$2.74	$2.54	$2.40
Net income	3.49	3.15	2.74	2.54	2.29
Diluted:
Income from continuing operations	3.42	3.07	2.66	2.48	2.33
Net income	3.42	3.07	2.66	2.48	2.23
Cash dividends declared and paid	1.32	1.165	1.035	0.94	0.875
Book value	23.01	18.03	15.84	14.87	13.72
Common Shares Outstanding:
Period-end	59,839	54,483	51,924	51,776	51,295
Weighted-average shares—basic	55,467	52,481	51,651	51,442	51,001
Dilutive effect of stock compensation	1,175	1,322	1,489	1,216	1,422
Weighted-average shares—diluted	56,642	53,803	53,140	52,658	52,423
Performance Ratios:
Return on average assets:
Income from continuing operations	1.67%	1.63%	1.47%	1.36%	1.46%
Net income	1.67%	1.63%	1.47%	1.36%	1.40%
Return on average equity:
Income from continuing operations	18.03	18.78	17.91	17.78	18.77
Net income	18.03	18.78	17.91	17.78	17.96
Net interest income to average earning assets	4.67	4.45	4.05	3.98	4.58
Dividend pay-out ratio	37.91	37.18	38.06	37.15	38.24
Balance Sheet Data:
Period-end:
Loans	$7,373,384	$6,085,055	$5,164,991	$4,590,746	$4,518,913
Earning assets	11,460,741	10,203,497	8,891,859	8,132,479	7,709,980
Total assets	13,224,189	11,741,437	9,952,787	9,672,114	9,536,050
Non-interest-bearing demand deposits	3,699,701	3,484,932	2,969,387	3,143,473	3,229,052
Interest-bearing deposits	6,688,208	5,661,462	5,136,291	4,925,384	4,399,091
Total deposits	10,387,909	9,146,394	8,105,678	8,068,857	7,628,143
Long-term debt and other borrowings	428,636	415,422	377,677	255,845	271,257
Shareholders’ equity	1,376,883	982,236	822,395	770,004	703,790
Average:
Loans	$6,523,906	$5,594,477	$4,823,198	$4,497,489	$4,536,999
Earning assets	10,202,981	8,968,906	8,352,334	8,011,081	6,961,439
Total assets	11,581,253	10,143,245	9,618,849	9,583,829	8,353,145
Non-interest-bearing demand deposits	3,334,280	3,008,750	2,914,520	3,037,724	2,540,432
Interest-bearing deposits	5,850,116	5,124,036	4,825,166	4,539,622	4,353,878
Total deposits	9,184,396	8,132,786	7,766,686	7,577,346	6,894,310
Long-term debt and other borrowings	405,752	387,612	363,386	264,428	275,136
Shareholders’ equity	1,073,599	880,640	789,073	733,994	651,273
Asset Quality:
Allowance for possible loan losses	$96,085	$80,325	$75,810	$83,501	$82,584
Allowance for possible loan losses to period-end loans	1.30%	1.32%	1.47%	1.82%	1.83%
Net loan charge-offs	11,110	8,921	10,191	9,627	12,843
Net loan charge-offs to average loans	0.17%	0.16%	0.20%	0.21%	0.28%
Non-performing assets	57,749	38,927	39,116	52,794	42,908
Non-performing assets to:
Total loans plus foreclosed assets	0.78%	0.64%	0.76%	1.15%	0.95%
Total assets	0.44	0.33	0.39	0.55	0.45
Consolidated Capital Ratios:
Tier 1 risk-based capital ratio	11.25%	12.24%	12.83%	11.41%	10.46%
Total risk-based capital ratio	13.43	14.94	15.99	15.01	14.16
Leverage ratio	9.56	9.62	9.18	7.83	7.25
Average shareholders’ equity to average total assets	9.27	8.68	8.20	7.66	7.80

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2006 and as adjusted to give effect to (i) the consummation of the offering and sale of the notes and the application of the net proceeds described under “Use of Proceeds,” and (ii) the redemption of our outstanding $103.1 million principal amount 8.42% Junior Subordinated Deferrable Interest Debentures, Series A due February 1, 2027, including approximately $5.3 million in expense related to the prepayment penalty and the write-off of unamortized debt issuance costs ($3.5 million after taxes), in each case as if the transaction had occurred on December 31, 2006. The following data should be read in conjunction with our financial statements, which are incorporated by reference in this prospectus. See “Where You Can Find More Information.”

	December 31, 2006
	Actual	As Adjusted
	($ in millions)
Long-Term Debt
Subordinated notes payable and other borrowings	$186.4	$186.4
Notes offered hereby	—	100.0
Junior subordinated deferrable interest debentures
8.42% Junior subordinated deferrable interest debentures held of record by Cullen/Frost Capital Trust I	103.1	—
Other junior subordinated deferrable interest debentures	139.2	139.2

Total long-term debt	428.7	425.6

Shareholders’ Equity
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized; none issued	—	—
Junior participating preferred stock, par value $0.01 per share; 250,000 shares authorized; none issued	—	—
Common stock, par value $0.01 per share; 210,000,000 shares authorized; 59,839,144 shares issued	0.6	0.6
Additional paid-in capital	548.1	548.1
Retained earnings	883.1	879.6
Accumulated other comprehensive loss, net of tax	(54.9)	(54.9)

Total shareholders’ equity	1,376.9	1,373.4

Total long-term debt and shareholders’ equity	$1,805.6	$1,799.0

DESCRIPTION OF THE NOTES

The following is a brief description of the terms of the notes and the indenture. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the notes and the indenture, which has been filed with the SEC and are available upon request from Cullen/Frost.

The notes will be issued pursuant to the indenture, to be dated as of February 15, 2007, between Cullen/Frost and The Bank of New York, as indenture trustee. We refer to the indenture, as amended and supplemented, as the “indenture,” and to The Bank of New York or its successor, as indenture trustee, as the “trustee.” You should read the indenture for provisions that may be important to you.

The indenture does not limit the amount of senior or subordinated debt that we or our subsidiaries may incur either under the indenture or other indentures, loan agreements or other instruments to which we or our subsidiaries become a party. The notes are not convertible or exchangeable for our common stock or preferred stock.

In this section, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through the depositary. Owners of beneficial interests in the notes should read the section below entitled “Book-Entry System.”

General

We will issue $100 million aggregate principal amount of the notes on February 15, 2007. We have the right to issue additional notes of this series in the future without the consent of the holders of the notes offered hereby. Any such additional notes would have the same terms as the notes being offered hereby (except for the issue date and public offering price). If issued, any such additional notes will become part of the same series as the notes being offered hereby. The notes are subordinated in right of payment to all our senior indebtedness and effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries. As of December 31, 2006, Cullen/Frost Bankers, Inc. had minimal outstanding indebtedness that would rank senior to the notes. In addition, as of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $11.86 billion.

Maturity; Interest

The notes will mature on February 15, 2017.

The notes will bear, and we will pay, interest as follows:

•

From and including February 15, 2007 to but excluding February 15, 2012, interest on the notes will accrue at a rate equal to 5.75% per annum, payable semi-annually on each February 15 and August 15, commencing August 15, 2007 (calculated on the basis of a 360 day year having twelve 30-day months).

•

From and including February 15, 2012, to but excluding the maturity date or date of earlier redemption, interest on the notes will accrue at an annual rate equal to three-month LIBOR for the related interest period plus 0.53%, payable quarterly on each February 15, May 15, August 15 and November 15, commencing May 15, 2012 (calculated on the basis of a 360-day year and the number of days actually elapsed, as further described below).

We refer to the dates on which we pay interest as “interest payment dates” and the period beginning on and including February 15, 2007 and ending on but excluding the first interest payment date (August 15, 2007) and each successive period beginning on and including an interest payment date and ending on but excluding the next interest payment date is referred to as an “interest period.” From and including February 15, 2012, interest on the notes will reset on every February 15, May 15, August 15, and November 15, commencing on February 15, 2012. We refer to the dates on which interest resets for the interest periods beginning on or after February 15, 2012 as “interest reset dates.”

In the event that an interest payment date from and including August 15, 2007 to and including February 15, 2012 is not a business day (as defined below), we will pay interest on the next day that is a business day, with the same force and effect as if made on the interest payment date, and without any additional interest or other payment with respect to the delay. In the event that an interest payment date (other than the date of maturity or earlier redemption date) or interest reset date with respect to interest accruing from and including February 15, 2012 is not a business day, such interest payment date or interest reset date will be postponed to the next succeeding business day; provided, however, if such next succeeding business day is in a different month, such interest payment date or interest reset date will be the immediately preceding business day. If the date of maturity or early redemption date falls on a day that is not a business day, the payment of principal and interest, if any, will made on the next day that is a business day, with the same force and effect as if made on such date maturity or earlier redemption date, and without any additional interest or other payment with respect to the delay.

“Business day” means any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York.

Accrued interest that is not paid on the applicable interest payment date will bear additional interest, to the extent permitted by law, at the same annual rate, from the relevant interest payment date, compounded on each subsequent interest payment date. The term “interest” refers not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date.

Interest on the notes will be payable to holders as they appear in the security register for the notes on the relevant record dates. The record dates will be the last day of the month immediately preceding the month in which the interest payment date falls. Subject to any applicable laws and regulations and the provisions of the indenture, each interest payment will be made as described in the section entitled “Book-Entry System.”

Additional Information on the Calculation of Interest for Interest Periods Beginning On or After February 15, 2012

The calculation agent will determine three-month LIBOR for each interest period beginning on or after February 15, 2012 on the second London business day immediately preceding the first day of such interest period (or the “interest determination date”) in the following manner:

•

Three-month LIBOR will be the offered rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that interest period that appears on Reuters Page LIBOR01 as of 11:00 a.m. (London time) on the second London banking day preceding the first day of that interest period.

•

If the rate described above does not appear on Reuters Page LIBOR01, three-month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that interest period and in a principal amount that is representative for a single transaction in the relevant market at the relevant time (but not less than $1,000,000) are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by The Bank of New York, at approximately 11:00 a.m., London time, on the relevant interest determination date. The Bank of New York, as calculation agent for the notes, will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, three-month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of such quotations.

•

If fewer than two quotations are provided, three-month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of the rates quoted by three major banks in New York, New York, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the relevant interest determination date for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that interest period and in a principal amount that is representative for a single transaction in the relevant market at the relevant time (but not less than $1,000,000).

•

However, if the banks selected by the calculation agent to provide quotations are not quoting as described above, three-month LIBOR for that interest period will be the same as three-month LIBOR as determined for the previous interest period, or in the case of the first interest period, the most recent rate that could have been determined in accordance with the first sentence of this paragraph had the notes been floating rate notes at that time.

“London banking day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra (or any successor service) (or such other page as may replace Page LIBOR01 on Reuters 3000 Xtra or any successor service).

Calculations relating to the notes for interest periods beginning on or after February 15, 2012 will be made by the calculation agent, an institution that we appoint as our agent for this purpose. We have appointed The Bank of New York to serve as the initial calculation agent for the notes as of February 15, 2012. We may appoint a different institution from time to time to serve as calculation agent without your consent and without notifying you of the change, and that institution may include an affiliate of ours, such as Frost Bank. Absent manifest error, all determinations of the calculation will be final and binding on you and us, without any liability on the part of the calculation agent. In determining three-month LIBOR, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described above. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer or agent participating in the distribution of the notes and its affiliates, and they may include our affiliates.

For each interest period beginning on or after February 15, 2012, the calculation agent will determine, on the corresponding interest determination date, as described above, the interest rate that takes effect on each interest reset date and will calculate the amount of accrued interest, and it will do so by multiplying the principal amount of the note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360.

Upon the request of any holder of the notes, the calculation agent will provide the interest rate then in effect — and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

All percentages resulting from any calculation relating to the notes will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to the notes will be rounded upward or downward, as appropriate, to the nearest cent, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to notes in which $2,500,000 or more has been invested.

We Are a Holding Company

Because we are a holding company and a legal entity separate and distinct from our subsidiaries, our right to participate in any distribution of assets of any subsidiary upon its liquidation, reorganization or otherwise, and the note holders’ ability to benefit indirectly from such distribution, would be subject to prior creditors’ claims, except to the extent that we ourselves may be a creditor of that subsidiary with recognized claims. Claims on Frost Bank by creditors other than us include long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

Redemption

The notes are redeemable, in whole or in part, at our option on any interest payment date on or after February 15, 2012 and are not subject to any sinking fund or similar provisions.

Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the notes is subject to prior approval of the Federal Reserve. The redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

We may not redeem the notes in part if the principal amount has been accelerated and such acceleration has not been rescinded or unless all accrued and unpaid interest has been paid in full on all outstanding notes for all interest periods terminating on or before the redemption date. If we redeem the notes in part, the trustee will select the notes to be redeemed in principal amounts of $1,000 or any integral multiple thereof in such manner as it deems appropriate and fair.

In the event of any redemption, neither we nor the trustee will be required to (a) issue, register the transfer of, or exchange, notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such notes selected for redemption ending at the close of business on the day of mailing of notice of redemption; or (b) transfer or exchange any notes so selected for redemption, except, in the case of any notes being redeemed in part, any portion thereof not to be redeemed.

Subordination

The notes are subordinated in right of payment to the prior payment in full of all of our senior indebtedness. This means that, in certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our senior indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of the notes will be entitled to receive any amounts under the notes. These circumstances include when we make a payment or distribute assets to creditors upon our liquidation, dissolution, winding up or reorganization.

These subordination provisions mean that if we are insolvent, a direct holder of our senior indebtedness may ultimately receive out of our assets more than a direct holder of the same amount of notes. The indenture does not limit our ability to incur senior or subordinated indebtedness, including indebtedness ranking pari passu with the notes.

The indenture provides that, unless all principal of and any premium or interest on senior indebtedness has been paid in full, no payment or other distribution may be made in respect of the notes in the following circumstances:

•

in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for the benefit of creditors or other similar proceedings or events involving us or our assets;

•

(a) in the event and during the continuation of any default in the payment of principal of or premium or interest on any senior indebtedness beyond any applicable grace period or (b) in the event that any judicial proceeding is pending with respect to any such default; or

•	in the event that any notes have been declared due and payable before their stated maturity.

If the trustee or any holder of notes receives any payment or distribution that is prohibited under the subordination provisions, and if this fact is made known to the trustee or holder at or prior to the time of such payment or distribution, then the trustee or the holder will be obligated to repay that money to us.

Even if the subordination provisions prevent us from making any payment when due on the notes, we will be in “default” on our obligations under the notes if we do not make the payment when due. This means that the trustee and the holders of notes can take certain actions against us, but they will not receive any money until the claims of the holders of senior indebtedness have been fully satisfied.

The indenture allows the holders of senior indebtedness to obtain a court order requiring us and any holder of notes to comply with the subordination provisions.

The term “senior indebtedness” means any of Cullen/Frost Bankers, Inc.’s obligations to our creditors, whether now outstanding or subsequently incurred, other than any obligation as to which, in the instrument creating or evidencing the obligation or pursuant to which the obligation is outstanding, it is provided that such obligation is not senior indebtedness. Senior indebtedness includes, but is not limited to:

•

the principal of, and any premium and interest on, all of our indebtedness for purchased or borrowed money, whether or not evidenced by securities, notes, debentures, bonds or other similar instruments issued by us;

•	all our capital lease obligations;

•

all our obligations issued or assumed as the deferred purchase price of property, all our conditional sale obligations and all our obligations under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business;

•

all our obligations arising from off-balance sheet guarantees and direct credit substitutes, including obligations in respect of any letters of credit, bankers acceptance, security purchase facilities and similar credit transactions;

•

all our obligations associated with derivative products, including obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the type referred to in the bullets above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise;

•	all obligations of the type referred to in the bullets above of other persons secured by any lien on any of our properties or assets whether or not we assume such obligation; and

•	any deferrals, renewals or extensions of any such senior indebtedness.

But “senior indebtedness” does not include:

•	the notes;

•	trade accounts payable arising in the ordinary course of business; and

•

any indebtedness that by its terms is subordinated to, or ranks pari passu with, the notes, including: (1) the 8.42% junior subordinated deferrable interest debentures held of record by Cullen/Frost Capital I and the guarantee in respect of the trust preferred securities issued thereby, (2) the floating rate junior subordinated deferrable interest debentures held of record by Cullen/Frost Capital II and the guarantee in respect of the trust preferred securities issued thereby, (3) the floating rate junior subordinated deferrable interest debentures held of record by Alamo Corporation of Texas Trust I and the guarantee in respect of the trust preferred securities issued thereby and (4) the floating rate junior subordinated deferrable interest debentures held of record by Summit Bancshares Statutory Trust I and the guarantee in respect of the trust preferred securities issued thereby, each of which ranks junior to the notes.

As of December 31, 2006, Cullen/Frost Bankers, Inc. had minimal senior indebtedness outstanding. As of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $11.86 billion.

Limitation on Mergers and Sales of Assets

We are generally permitted to merge or consolidate with another corporation or other entity. We are also permitted to sell our assets substantially as an entirety to another corporation or other entity. But we may not consolidate with or merge into any other person or sell our assets substantially as an entirety to any person unless all the following conditions are met:

•

The successor entity must be organized as a corporation, limited liability company, partnership or trust and must expressly assume our obligations under the notes and the indenture. The successor entity must be organized under the laws of the United States, any state thereof or the District of Columbia.

•

Immediately after the transaction, no “event of default” with respect to the notes or any event that would be an event of default with respect to the notes if the requirements for giving us an event of default notice or for our event of default having to continue for a specific period of time were disregarded. We describe these matters below under “— Events of Default and Defaults.”

If the conditions described above are satisfied with respect to the notes, we will not need to obtain the approval of the holders of those notes in order to effect such transactions. Also, these conditions will apply only to the specific transactions described above and to no other transaction. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which another person merges into us, we acquire the stock or assets of another entity, we undergo a change of control in which we do not merge with or into another person or consolidate or we sell less than substantially all our assets.

Events of Default and Defaults

Under the indenture, our filing for bankruptcy and the occurrence of certain other events of bankruptcy, insolvency or reorganization relating to Cullen/Frost Bankers, Inc. or the receivership of any “major constituent bank” (as defined below) are defined as “events of default.”

Under the indenture, the following are defined as “defaults” with respect to the notes:

•	failure to pay principal of or any premium on any note when due;

•	failure to pay any interest on any note when due and that default continues for 30 days;

•

failure to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes; and

•	any event of default.

If an event of default occurs and is continuing, then the maturity of the notes will automatically accelerate without any action by the trustee or the holders. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if we have deposited monies on account of certain overdue amounts with the trustee.

If a “default” occurs that is not also an “event of default,” neither the trustee nor the holders may act to accelerate the maturity of the notes. But if a “default” occurs, the trustee may proceed to enforce any covenant and other rights of the holders of the notes. Furthermore, if the default relates to our failure to make any payment of interest due and payable and such default continues for 30 days or such default is made in the payment of the principal or any premium at its maturity, then the trustee may demand payment of the amounts then due and payable and may proceed to prosecute any failure on our part to make such payments.

A “major constituent bank” is defined in the indenture to mean any of our subsidiaries that is a bank and has total assets equal to 50% or more of our consolidated assets determined on the date of our most recent audited financial statements. At present, our major constituent bank is Frost Bank.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

•	you must have given the trustee written notice of a continuing event of default or defaults;

•

the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default and must have offered reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action;

•	the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification; and

•	no contrary notice must have been given to the trustee during such 60-day period by the holders of a majority in principal amount of the notes.

These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note on or after the due dates for such payments.

We will furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification of Indenture

There are four types of changes we can make to the indenture and the notes issued under the indenture.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of a note affected by the change under the indenture. Here is a list of those types of changes:

•	change the maturity for the principal or interest payment on a note;

•	reduce the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a note;

•	impair any right a holder may have to require repayment of its note;

•	change the currency of any payment on a note;

•	modify the subordination provisions in a manner adverse to the holders;

•	change the place of payment on a note;

•	impair a holder’s right to sue for payment of any amount due on its note;

•	reduce the percentage in principal amount of the notes the approval of whose holders is needed to change the indenture or the notes;

•	reduce the percentage in principal amount of the notes the consent of whose holders is needed to waive our compliance with the indenture or to waive defaults; and

•

change the provisions of the indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected debt security.

Changes Not Requiring Approval

The second type of change does not require any approval by holders of the notes. These changes are limited to clarifications and changes that would not adversely affect the notes of that series in any material respect. Nor do we need any approval to make changes that affect only notes to be issued under the indenture after the changes take effect.

We may also make changes or obtain waivers that do not adversely affect a particular note, even if they affect other debt securities that we may issue under the indenture. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities.

Changes Requiring Super-Majority Approval

Any other change to the indenture and the notes issued under the indenture would require the following approval:

•	If the change affects only the notes, it must be approved by the holders of at least 66 2/3% in principal amount of the notes.

•

If the change affects the debt securities of more than one series of debt securities issued under the indenture, it must be approved by the holders of at least 66  2/3% in principal amount of all series affected by the change, with the debt securities of all the affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The same super-majority approval would be required for us to obtain a waiver of any of our covenants in the indenture. Our covenants include the promises we make about merging, which we describe above under “— Mergers and Similar Transactions.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the notes, or in the indenture as it affects the notes, that we cannot change without the approval of the holder of the notes as described above in “— Changes Requiring Each Holder’s Approval”, unless that holder approves the waiver.

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change an indenture or any debt securities or request a waiver.

Actions Not Restricted by Indenture

The indenture does not contain restrictions on our ability to:

•	incur, assume or become liable for any type of debt or other obligation;

•	create liens on our property for any purpose; or

•	pay dividends or make distributions on our capital stock or repurchase or redeem our capital stock.

The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the indenture does not contain any provisions that would require us to repurchase or redeem or modify the terms of any of the notes upon a change of control or other event involving it that may adversely affect the creditworthiness of the notes.

Defeasance and Covenant Defeasance

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the notes. This is called full defeasance. For us to do so, each of the following must occur:

•

We must deposit in trust for the benefit of all holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on those notes on their various due dates.

•

There must be a change in current U.S. federal tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing the holders to be taxed on those notes any differently than if we did not make the deposit and just repaid the notes ourselves. Under current federal tax law, the deposit and our legal release from your note would be treated as though we took back your note and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on your note.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

•

No event or condition may exist that, under the provisions described above under “— Subordination” above, would prevent us from making payments of principal, premium or interest on the notes on the date of the deposit referred to above or during the 90 days after that date.

•

We must deliver to the trustee an opinion of counsel to the effect that (a) the trust funds will not be subject to any rights of holders of senior indebtedness and (b) after the 90-day period referred to above, the trust funds will not be subject to any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, except that if a court were to rule under any of those laws in any case or proceeding that the trust funds remained our property, then the relevant trustee and the holders of the notes would be entitled to some enumerated rights as secured creditors in the trust funds.

If we ever fully defeased your note, you would have to rely solely on the trust deposit for payments on your note. You would not be able to look to us for payment in the event of any shortfall.

Covenant Defeasance

Under current U.S. federal tax law, we can make the same type of deposit described above and be released from any restrictive covenants relating to your note described in this prospectus. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants and you would be released from the subordination provisions on your notes described under “— Subordination” above. In order to achieve covenant defeasance for the notes, we must do both of the following:

•

We must deposit in trust for the benefit of the holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates.

•

We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing the holders to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves.

We must also satisfy both conditions described in the last bullet point under “— Full Defeasance” above. The notes will not have the benefit of any restrictive covenants except as otherwise provided in this prospectus.

If we accomplish covenant defeasance with regard to your note, the following provisions of the indenture and your note would no longer apply:

•	Any additional covenants described in this prospectus that are applicable to your note; and

•	The default resulting from a breach of covenants, described above in the third bullet point under “— Events of Default and Defaults.”

Any right we have to redeem will survive covenant defeasance with regard to those debt securities.

If we accomplish covenant defeasance on your note, you can still look to us for repayment in the event of any shortfall in the trust deposit. You should note, however, that if one of the remaining events of default occurred, such as our bankruptcy, and your note became immediately due and payable, there may be a shortfall. Depending on the event causing the event of default, you may not be able to obtain payment of the shortfall.

Special Rules for Action by Holders

Only Outstanding Notes are Eligible

Only holders of outstanding notes will be eligible to participate in any action by holders of notes, such as giving a notice of default, approving any change or waiver or giving the trustee an instruction. Also, we will count only outstanding notes in determining whether the various percentage requirements for taking action have been met. For these purposes, a note will not be “outstanding:”

•	if it has been surrendered for cancellation;

•	if we have deposited or set aside, in trust for its holder, money for its payment or redemption;

•	if we have fully defeased it as described above under “— Defeasance and Covenant Defeasance — Full Defeasance;” or

•	if we or one of our affiliates is the beneficial owner.

Form; Exchange and Transfer of Notes

We will issue the notes in global, i.e., book-entry, form only in denominations of $1,000 and integral multiples of $1,000. The notes in book-entry form will be represented by a global security registered in the name of a depositary, i.e., DTC, which will be the holder of all the debt securities represented by the global security.

Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. We describe book-entry securities below under “Book-Entry System.”

If the notes cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their notes for notes of smaller denominations or combined into fewer notes of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their notes at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated notes at that office. We have appointed the trustee to act as our agent for registering notes in the names of holders and transferring and replacing notes. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their notes, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any notes.

We may appoint additional transfer agents or cancel the appointment of the initial transfer agent. We may also approve a change in the office through which any transfer agent acts.

If we redeem less than all those notes, we may block the transfer or exchange of the notes during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any note selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any note being partially redeemed.

Because the notes are issued as a global debt security, until the notes are no longer in global form, only the depositary, i.e., DTC, will be entitled to transfer and exchange the note, since the depositary will be the sole holder of the note.

No Protection in the Event of a Highly Leveraged Transaction

The indenture does not protect holders from a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations, or similar restructurings or other highly leveraged transactions.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The trustee will have all of the duties and responsibilities specified in the indenture and under the Trust Indenture Act of 1939, as amended. Other than its duties in a case of default, the trustee is under no obligation to exercise any of the powers under the indenture at the request, order or direction of any holders of notes unless offered reasonable indemnification.

BOOK-ENTRY SYSTEM

The Depository Trust Company, which we refer to along with its successors in this capacity as “DTC,” will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully registered global security certificates, representing the total aggregate number of the notes, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in notes, so long as the corresponding securities are represented by global security certificates.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, referred to as “indirect participants,” such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each beneficial owner of securities will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of securities other than DTC or its nominees will not be recognized by the relevant registrar, transfer agent, paying agent or trustee as registered holders of the securities entitled to the benefits of the indenture. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of redemption notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If less than all of the securities of any class are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to any securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, in the event that a successor securities depositary is not obtained, certificates for the notes are required to be printed and delivered. We may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary). In that event, certificates for the notes will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all securities represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of such securities. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the securities represented by these certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates; and

•

will not be considered to be owners or holders of the global security certificates or any securities represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of such securities.

All redemption proceeds, distributions and interest payments on the securities represented by the global security certificates and all transfers and deliveries of such securities will be made to DTC or its nominee, as the case may be, as the registered holder of the securities. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the depositary, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, redemptions and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. None of us, the trustee or any agent for us or the trustee, will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities to pledge them to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the indenture only at the direction of one or more participants to whose accounts with DTC the relevant securities are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof.

ERISA CONSIDERATIONS

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction.

Cullen/Frost Bankers, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code), although there can be no assurance that all of the conditions of any such exemptions will be satisfied. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) none of the purchase or holding of the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, a violation under any similar applicable law or regulation) and (b) neither Cullen/Frost Bankers, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Cullen/Frost Bankers, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by Cullen/Frost Bankers, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

UNDERWRITING

We intend to offer the notes through the underwriters. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, which we refer to as the “underwriting agreement,” we have agreed to sell to the underwriters named below, for whom Lehman Brothers Inc. is acting as representative, and the underwriters severally have agreed to purchase from us, the principal amount of notes listed opposite their names below:

Principal Amount of Notes
Lehman Brothers Inc.	$50,000,000
Citigroup Global Markets Inc.	$25,000,000
J.P. Morgan Securities Inc.	$15,000,000
Keefe, Bruyette & Woods, Inc.	$10,000,000

Total	$100,000,000

The underwriters have agreed to purchase all of the notes being sold pursuant to the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus and may offer them to certain securities dealers at such price less a concession not in excess of 0.40% of the initial public offering price. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.20% of the initial public offering price to certain brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

Currently, there is no public market for the notes. The notes will not be listed on any national securities exchange. The representative of the underwriters has advised us that the underwriters intend to make a market in the notes. However, the underwriters will have no obligation to make a market in the notes, and may cease market-making activities, if commenced, at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that each underwriter may be required to make in respect thereof.

Our expenses associated with this offer and sale of the notes are estimated to be $619,700.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating short positions in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market.

The underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

Neither we nor the underwriters make any representation as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Certain of the underwriters and their affiliates may hold a portion of the trust preferred securities relating to the 8.42% Junior Subordinated Deferrable Interest Debentures, Series A due February 1, 2027 which the Company will redeem with the proceeds of this offering and, accordingly, may receive a portion of the proceeds of this offering. This offering is being conducted pursuant to Conduct Rule 2710(h) of the NASD.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

VALIDITY OF THE NOTES

The validity of the notes offered by this prospectus will be passed upon for us by Sullivan & Cromwell LLP, and for the underwriters by Simpson Thacher & Bartlett LLP. Sullivan & Cromwell LLP and Simpson Thacher & Bartlett LLP will rely upon the opinion of Stan McCormick, Executive Vice President and Corporate Counsel of Cullen/Frost as to matters of Texas law. Sullivan & Cromwell LLP regularly performs legal services for us. Mr. McCormick owns shares of our common stock and holds options to purchase additional shares of our common stock.

EXPERTS

The consolidated financial statements of Cullen/Frost Bankers, Inc. appearing in the Cullen/Frost Bankers, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, and Cullen/Frost Bankers, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$100,000,000

CULLEN/FROST BANKERS, INC.

5.75% Fixed-to-Floating Rate Subordinated Notes Due February 15, 2017

PROSPECTUS

February 12, 2007

LEHMAN BROTHERS

CITIGROUP

JPMORGAN

KEEFE, BRUYETTE & WOODS